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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 September, 2002

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory note

        This report of Form 6-K contains the following press releases:

  •
  TPG Responds to new US legislation on corporate governance, dated 14 August 2002; and

  •
  TPG Post takes initiative towards government: Proposals for a responsible further opening of the Dutch Postal Market, dated 21 August 2002.

        Amsterdam, the Netherlands, 14 August 2002

TPG responds to new US legislation on corporate governance

        Mail, Express and Logistics company TPG N.V. announced today that it has strengthened its corporate governance rules by updating its Auditor Independence Policy in-line with the new Sarbanes-Oxley Act, passed by the US Congress on 28 July 2002. TPG is also updating its Audit Committee Charter to meet new US requirements and the company expects these changes to be ready shortly once the Act and subsequent legislation are clarified.

        The Supervisory Board of TPG issued its Auditor Independence policy in April 2002. This policy already contained tight controls, including the rotation of the lead audit partner every four years and a clear definition of the services that the external auditor can provide as well as those that are prohibited. The policy also requires a tender process for defined audit-related and non-audit services, and approval by the Audit Committee for certain specified services. Furthermore, a review of the auditor's performance every three years is required.

        The updated policy has been expanded to comply with the latest developments in US legislation. Key amendments include expanding the range of services that the auditor is forbidden to undertake, further restrictions on hiring TPG and Audit staff as well as pre-approval of non-audit services by the Audit Committee.

        Peter Bakker, Chairman and CEO of TPG says that: "This initiative by the Audit Committee makes TPG one of the first companies to respond to this vital new US legislation. This highlights how seriously the company regards the integrity of its financial information. TPG recognises the crucial roles played by its external auditor, independent Audit Committee and its own internal auditors in the integrity of its financial data."

        The Auditor Independence policy is attached for your reference on www.tpg.com.

Amsterdam, the Netherlands, 21 August 2002

TPG Post takes initiative towards government:

PROPOSALS FOR A RESPONSIBLE FURTHER OPENING UP OF THE DUTCH POSTAL MARKET

        TPG Post has published today its vision of the future of the postal market in the Netherlands. This vision is set out in a brochure which contains an integrated package of proposals for a responsible further opening up of the Dutch postal market, with guarantees for the service level for consumers.

        TPG Post presents its initiative at a time when the Dutch postal sector is undergoing rapid and complex change. Whilst the level of competition in the Netherlands is already far ahead of other countries, the market is pressing for more competition. Postal volumes are declining under pressure from electronic media. Meanwhile, the State has announced its intention to reduce its shareholding in TPG. The creation of regulatory certainty is of great importance, given all these developments.

        Harry Koorstra, Group Managing Director Mail comments: "As a result of these developments we would like to reach an integrated agreement with the government for the coming years in order to achieve clarity regarding the regulatory environment for all stakeholders in the postal market. These agreements will have to cover the entire spectrum of postal legislation. Only then can we achieve the certainty we need as a company to enable us to conduct a stable long-term strategy."

Key elements of TPG Post's proposals

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  Reduction of the monopoly from 100 to 50 grams in 2004

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  Full opening up of market in 2007 assuming the UK and Germany do the same

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  Incentives provided for competitors to develop services on their own

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  Continuation of current price control system: consumers will not pay more in real terms

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  High service quality to be retained

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  Number of postal outlets as agreed in coming years

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  Accessibility of services for special target groups increased

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  Supervision in line with the increasing level of market freedom

Development of competition

  •
  TPG suggests to reduce the statutory monopoly on letters from 100 grams to 50 grams in 2004, ahead of the European Union date of 2006. As soon as Germany and the United Kingdom open up their postal markets—probably in 2007—the Netherlands can fully open up its market. By doing this, the Netherlands will keep a leading position in the opening up of European mail markets, without losing sight of the rest of Europe.

  •
  Incentives provided for competitors to develop services on their own.    TPG Post proposes that competitors should be allowed to put up public post boxes, thereby giving up its exclusivity in this respect. The proposals also include an offer to allow competitors to use post offices as outlets for their services on commercial terms and conditions. Together with the reduction of the monopoly, this proposal offers competitors the basis needed to develop their service offering.

Guarantees for the consumer

  •
  Stable pricing policy; consumers will not pay more in real terms
  The existing price control system has worked well and should remain in place until 2007. TPG Post offers Dutch consumers the best price/quality ratio and one of the lowest postage stamp prices anywhere in Europe. TPG Post will give a commitment that the price consumers will pay for a domestic letter in the Netherlands (39 eurocents) will increase no more than once in the next five years and even then by not more than the general rate of inflation. So, in real terms, the consumer will not pay more for a domestic letter.

  •
  High service quality to be retained.    TPG Post provides a high quality service and wants to keep it that way. TPG Post is therefore committed to maintain the quality of service at the present level.

  •
  Accessibility of services to be improved.    TPG Post will of course honour its commitments regarding the number of postal outlets. In addition, TPG Post together with third parties including government bodies, is developing alternatives to keep services accessible to the elderly, the disabled and people living in rural areas.

Supervision in line with the increasing level of market freedom

        TPG Post takes the view that, following the full opening up of the market, postal services will have become a regular industry that no longer requires special regulation.

        Over the coming period, TPG Post will dedicate substantial time and effort to liaising with all relevant stakeholders. Only through consultation can the sometimes conflicting interests of different stakeholders be integrated into a coherent package of agreements about the future of the postal market in the Netherlands.

        The proposals are to be considered as an integrated package and may not be considered as separate proposals; the complete text of the brochure is available at www.tpg.com.

About TPG

        TPG with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. It employs over 143,000 people in 60 countries and serves over 200 countries. The company reported sales of € 11.2 billion in 2001, which have grown by 4.2% in the first half of 2002. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations

Date: 16 September 2002

QuickLinks

  Explanatory note
TPG responds to new US legislation on corporate governance
TPG Post takes initiative towards government: PROPOSALS FOR A RESPONSIBLE FURTHER OPENING UP OF THE DUTCH POSTAL MARKET
  About TPG
SIGNATURES